SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

SPORTSLINE.COM, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

848934 10 5 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 848934 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Levy

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,199,288 (1) 6. Shared Voting Power 60,000 (2) 7. Sole Dispositive Power 2,199,288 (1) 8. Shared Dispositive Power 60,000 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,259,288 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 5.26% (3)

12.	Type of Reporting Person IN

(1)	Includes 266,144 shares issuable upon the exercise of stock options held by Mr. Levy that are exercisable within 60 days of December 31, 2003.
(2)	Includes 60,000 shares held of record by a non-profit corporation established for religious, charitable, scientific, educational and literary purposes, of which Mr. Levy is a director and the president.
(3)	Based upon 42,684,885 shares of SportsLine.com, Inc. common stock outstanding at .November 6, 2003 as reported on SportsLine.com’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, as filed with the SEC on November 19, 2003.

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Item 1(a).	Name of Issuer: SportsLine.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2200 West Cypress Creek Road Fort Lauderdale, Florida 33309

Item 2(a).	Name of Person Filing: Michael Levy

Item 2(b).	Address of Principal Business Office: c/o SportsLine.com, Inc. 2200 West Cypress Creek Road Fort Lauderdale, Florida 33309

Item 2(c).	Citizenship: U.S.A.

Item 2(d).	Title of Class of Securities: Common Stock, $.01 Par Value

Item 2(e).	CUSIP Number:

848934 10 5

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Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.

	(a)	Amount beneficially owned: 2,259,288 (1)(2)

	(b)	Percent of class: 5.26% (3)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 2,199,288 (1)

		(ii)	Shared power to vote or to direct the vote: 60,000 (2)

		(iii)	Sole power to dispose or to direct the disposition of: 2,199,288 (1)

		(iv)	Shared power to dispose or to direct the disposition of: 60,000 (2)

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

(1)	Includes 266,144 shares issuable upon the exercise of stock options held by Mr. Levy that are exercisable within 60 days of December 31, 2003.
(2)	Includes 60,000 shares held of record by a non-profit corporation established for religious, charitable, scientific, educational and literary purposes, of which Mr. Levy is a director and the president.
(3)	Based upon 42,684,885 shares of SportsLine.com, Inc. common stock outstanding at .November 6, 2003 as reported on SportsLine.com’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, as filed with the SEC on November 19, 2003.

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

/s/ Michael Levy

Michael Levy

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